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                            December 2, 2021

       Michael Larsen
       Chief Financial Officer
       Illinois Tool Works, Inc.
       155 Harlem Avenue
       Glenview IL 60025

                                                        Re: Illinois Tool
Works, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2021
                                                            Filed October 29,
2021
                                                            Response dated
October 6, 2021
                                                            File No. 001-04797

       Dear Mr. Larsen:

               We have reviewed your October 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarter Ended September 30, 2021

       After-Tax Return on Invested Capital, page 28

   1. We note your response to comment 2. Since the numerator of the subject non-GAAP measure is an after-tax
measure of profitability, the most comparable measure appears to be net income. However,
it is unclear to us what the most comparable GAAP measure
                                                        would be to the mix of
net assets that you used to calculate average invested capital.
                                                        Accordingly, please
provide:
                                                            a reconciliation of
each non-GAAP financial measure used in the calculation of the
                                                            ROIC to its most
comparable GAAP measure; and
                                                            the ratio as
calculated using the most directly comparable GAAP financial measure.
 Michael Larsen
Illinois Tool Works, Inc.
December 2, 2021
Page 2
         Refer to Item 10(e)(1)(i) of Regulation S-K and footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Larsen                             Sincerely,
Comapany NameIllinois Tool Works, Inc.
                                                             Division of
Corporation Finance
December 2, 2021 Page 2                                      Office of
Technology
FirstName LastName